Exhibit 99.6

Access Capital Limited Signs Formal Engagement as Strategic Financial Advisor to AFV Solutions

Wednesday May 3, 5:00 am ET

LONDON & MESA, Ariz.--(BUSINESS WIRE)--May 3, 2006--Access Capital Limited, London, England, and AFV Solutions Inc., (OTCBB:AFVS - News), Mesa, Arizona, are pleased to announce their formal engagement as Strategic Financial Advisor to AFV Solutions. An exclusive agreement was recently signed by AFV Solutions with Wu Zhou Long Motors group to be the exclusive representative for sales, marketing and distribution of their patented hybrid electric, CNG and LPG buses in five countries. AFV Solutions is dedicated to seeking alternatives to petroleum as a fuel for transportation. AFV Solutions offers options to gasoline users through propane and compressed natural gas (CNG) conversions. Utilizing advanced technologies, AFV Solutions provides immediate results in terms of fuel economy, a cleaner environment and cost savings.

About Access Capital

Access Capital is a traditional Merchant Bank that offers strategic and advisory services with the ability to co-invest in transactions with its funds coming from traditional private equity firms and high net worth individuals for over 30 years. Some of which include Fortune 500 companies such as Odeon, Chrysler, General Motors, Finova, Copelco, Honda, Unisys, Superior Bank, Case, CIT, Caterpillar and Bombardier.

Access Capital is a member of European American Securities Inc. European American Securities Inc. is a Member of NASD and SIPC (USA); Authorized and Regulated by Financial Services Authority (UK).

"After visiting the factory last month, we were very impressed with AFV Solutions joint venture with Wu Zhou Long Motors group. Access Capital will assist AFV Solutions management with everything from acquiring patented technologies to corporate financing or potential mergers and acquisitions," said Grant Gazdig, founder of Access Capital Limited. "Furthermore, I am pleased with the United Kingdom automotive team's work in China, headed by Barrie Wills as well as Access Capital's vice president Jan J. Gawel."

Access Capital not only provides investment banking advisory services to its clients but acts as a principal investor for its investors. Access Capital is well suited to assist their clients in the raising of both debt and equity, having a core group of high net worth investors with a net worth of more than GBP 1 billion to draw upon. In addition to Access Capital's ability to draw upon this financial strength, Access Capital's partners have banking experience with all the major financial institutions in the UK.

Access Capital partners have more than 15 years experience originating, structuring and placing more than GBP 15 billion in debt securities in the U.K. and the U.S.

Access Capital partners have advised clients in the U.K. and the U.S. on acquisition valuation, corporate credit analysis including risk profile and key drivers, due diligence, documentation, negotiating with the seller, devising the capital structure, structuring the acquisition bridge facilities, and structuring the bridge financing take-out which often involves securitization.

Access Capital partners have extensive experience in securitization and can provide strategic advice to clients regarding these types of offerings. Access Capital partners have been responsible for having many structured bonds rated - they are well suited to provide credit expertise to clients as to how an acquisition will be perceived by rating agencies and investors.

Access Capital founder, Grant Gazdig, has 17 years experience in investment banking, both in New York and London. During his career in investment banking, Grant has worked at Merrill Lynch, and UBS Capital in New York structuring and issuing more than USD 18 billion in securities

For further information visit www.access-capital.co.uk.

About AFV Solutions

AFV Solutions, Inc. AFVS, is an alternative fuel vehicle solutions provider dedicated to seeking alternatives to petroleum as a fuel for transportation. It offers options to gasoline users through propane and compressed natural gas (CNG) conversions. Utilizing advanced technologies, AFV Solutions provides immediate results in terms of fuel economy, a cleaner environment and cost savings. AFV Solutions researchers are also exploring ways to obtain a higher ethanol yield than is currently possible, working to create on-board hydrogen generation for vehicle applications, and developing hybrid electric and hybrid diesel bus applications.

Forward-Looking Statements

The statements in this press release regarding any statements which are not historical facts are forward-looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to seeking investment and joint venture candidates, the viability of the alternative fuel industry, ability of AFV to successfully compete in the alternative fuel industry, access to corporate financing, costs, delays and any other difficulties related to AFVS' business plan, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this news release include market conditions and those set forth in reports or documents we file from time to time with the U.S. Securities and Exchange Commission. We undertake no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

AFV Solutions Inc.

Jeff Groscost, 480-545-2745

or

Access Capital Limited.

Grant Gazdig, +44 (0) 207 468 7666